UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                            Pulaski Financial Corp.
                            -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  745548-10-7
                                  -----------
                                 (CUSIP Number)

                               December 31, 2008
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |X|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745548-10-7
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.

      Pulaski Bank Savings and Ownership Plan
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Missouri
--------------------------------------------------------------------------------
NUMBER OF               5.    SOLE VOTING POWER
SHARES
BENEFICIALLY                  0
OWNED BY                --------------------------------------------------------
EACH                    6.    SHARED VOTING POWER
REPORTING
PERSON                        674,538
WITH                    --------------------------------------------------------
                        7.    SOLE DISPOSITIVE POWER

                              674,538
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      674,538
--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.6% of 10,237,745 shares of common stock outstanding as of December 31, 2008.
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      EP
--------------------------------------------------------------------------------


                                Page 2 of 7 Pages

                                  PULASKI BANK
                           SAVINGS AND OWNERSHIP PLAN

                                  SCHEDULE 13G

Item 1.

      (a)   Name of Issuer:

            Pulaski Financial Corp.

      (b)   Address of Issuer's Principal Executive Offices:

            12300 Olive Boulevard
            St. Louis, Missouri 63141

Item 2.

      (a)   Name of Person Filing:

            Pulaski Bank Savings and Ownership Plan

      (b)   Address of Principal Business Office or, if none, Residence:

            12300 Olive Boulevard
            St. Louis, Missouri 63141

      (c)   Citizenship:

            See Page 2, Item 4.

      (d)   Title of Class of Securities:

            Common Stock, par value $0.01 per share

      (e)   CUSIP Number:

            See Page 1.


                                Page 3 of 7 Pages

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (f)   |X|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F).

      This Schedule 13G/A is being filed on behalf of the Pulaski Bank Savings and Ownership Plan (the "KSOP") identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trust established pursuant to the KSOP (the "KSOP Trust"). Each trustee of the KSOP Trust is set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the KSOP, disclaims that he/she is acting in concert with, or is a member of a group consisting of the other KSOP trustees.

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: See Page 2, Item 9.

      (b)   Percent of class: See Page 2, Item 11.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: See Page 2, Item 5.

            (ii)  Shared power to vote or to direct the vote: See Page 2, Item
                  6.

            (iii) Sole power to dispose or to direct the disposition of: See
                  Page 2, Item 7.

            (iv) Shared power to dispose or to direct the disposition of: See Page 2, Item 8.


                                Page 4 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      N/A

Item 8. Identification and Classification of Members of the Group.

      N/A

Item 9. Notice of Dissolution of Group.

      N/A

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  February 13, 2009
                  --------------------------------------------
                                      Date

                  /s/ Gary W. Douglass
                  --------------------------------------------
                                    Signature

                  /s/ Ramsey K. Hamadi
                  --------------------------------------------
                                    Signature

                  /s/ W. Thomas Reeves
                  --------------------------------------------
                                    Signature

            By: Gary W. Douglass, President and CEO, as KSOP Trustee
         By: Ramsey K. Hamadi, Chief Financial Officer, as KSOP Trustee
        By: W. Thomas Reeves, President of Pulaski Bank, as KSOP Trustee
        ----------------------------------------------------------------
                                   Name/Title


                                Page 6 of 7 Pages

Exhibit A

      Shares of common stock of the issuer are held in trust for the benefit of participating employees in the Pulaski Bank Savings and Ownership Plan (the "KSOP"). The trustees for the KSOP are Gary W. Douglass, W. Thomas Reeves and Ramsey K. Hamadi (the "KSOP Trustees"). The KSOP Trustees have voting and dispositive power over the shares held in the KSOP Trust. By the terms of the KSOP, the KSOP Trustees vote stock credited to participant accounts as directed by the participants. Common stock held by the KSOP Trust, to which participants have not made timely voting directions, is voted by the KSOP Trustees in the same proportion as the shares of common stock with respect to which instructions were received by participants, subject to the trustees fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended.

      The KSOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a KSOP Trustee or KSOP sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the KSOP's ownership within this Schedule 13G).

                      Direct Beneficial    Beneficial Ownership
      Name                Ownership         As KSOP Participant
      ----                ---------         -------------------
                          (Shares)                (Shares)

Gary W. Douglass           11,161                     173

Ramsey K. Hamadi           56,977                  12,077

W. Thomas Reeves           24,000                      --

      The KSOP Trustees expressly disclaim beneficial ownership of any shares held in the KSOP in which such person does not have a direct pecuniary interest. The KSOP Trustees disclaim that they are acting in concert with, or are a member of a group consisting of the other trustees of the KSOP.


                               Page 7 of 7 Pages